STATEMENT OF INVESTMENTS

Dreyfus New York Tax Exempt Bond Fund, Inc.

August 31, 2006 (Unaudited)

Long-Term Municipal Investments--98.0%	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
New York--95.7%				
Albany Industrial Development, LR (New York Assembly Building Project)	7.75	1/1/10	565,000	613,370
Battery Park City Authority, Revenue	5.25	11/1/18	10,000,000	10,872,300
Battery Park City Authority, Revenue	5.25	11/1/19	10,000,000	10,872,300
Erie County Industrial Development Agency, Life Care Community Revenue (Episcopal Church Home)	6.00	2/1/28	1,500,000	1,547,925
Huntington Housing Authority, Senior Housing Facility Revenue (Gurwin Jewish Senior Residences)	6.00	5/1/39	5,750,000	5,871,842
Long Island Power Authority, Electric System General Revenue	5.38	5/1/33	8,000,000	8,439,200
Long Island Power Authority, Electric System General Revenue (Insured; FGIC)	5.00	12/1/25	10,000,000	10,638,100
Long Island Power Authority, Electric System General Revenue (Insured; FSA)	5.25	12/1/14	16,000,000	17,734,080
Long Island Power Authority, Electric System General Revenue (Insured; MBIA)	5.00	9/1/25	28,765,000	30,640,478
Metropolitan Transportation Authority, Commuter Facilities Revenue (Insured; FGIC)	6.00	7/1/08	9,000,000 [a]	9,396,450
Metropolitan Transportation Authority, Dedicated Tax Fund Revenue (Insured; FSA)	5.25	11/15/25	11,000,000	11,767,030
Metropolitan Transportation Authority, Service Contract Revenue (Insured; MBIA)	5.50	7/1/24	10,000,000	10,870,500
Monroe Tobacco Asset Securitization Corp., Tobacco Settement Asset-Backed Bonds	6.63	6/1/10	500,000 [a]	557,660
Municipal Assistance Corporation for City of New York, Revenue	6.25	7/1/07	14,455,000	15,066,591
Nassau County Industrial Development Agency, IDR (Keyspan-Glenwood Energy Center, LLC Project)	5.25	6/1/27	12,750,000	13,206,577
New York City	7.25	8/15/07	210,000	217,453

New York City	7.25	8/15/07	1,290,000	1,332,944
New York City	5.80	8/1/11	190,000	190,302
New York City	5.50	6/1/13	15,000 a	16,644
New York City	5.25	8/1/15	10,170,000	10,996,821
New York City	5.00	11/1/18	14,555,000	15,450,424
New York City	5.00	11/1/19	10,000,000	10,572,500
New York City	5.50	6/1/23	985,000	1,065,829
New York City	5.25	8/15/25	7,475,000	7,993,167
New York City	5.25	8/15/26	8,750,000	9,350,425
New York City (Insured; AMBAC)	5.75	2/1/07	3,505,000	3,537,036
New York City (Insured; AMBAC)	5.75	8/1/16	5,000,000	5,552,350
New York City (Insured; MBIA)	5.25	5/15/18	10,000,000	10,855,800
New York City Industrial Development Agency, Civic Facility Revenue (United Jewish Appeals Federation Project)	5.00	7/1/27	1,000,000	1,048,450
New York City Industrial Development Agency, PILOT Revenue (Queens Baseball Stadium Project) (Insured; AMBAC)	5.00	1/1/36	10,000,000	10,548,600
New York City Industrial Development Agency, PILOT Revenue (Yankee Stadium Project) (Insured; FGIC)	5.00	3/1/31	10,000,000	10,576,600
New York City Industrial Development Agency, PILOT Revenue (Yankee Stadium Project) (Insured; FGIC)	4.50	3/1/39	6,000,000	5,980,680
New York City Industrial Development Agency, Special Facility Revenue (American Airlines, Inc. John F. Kennedy International Airport Project)	8.00	8/1/28	12,500,000	14,783,250
New York City Municipal Water Finance Authority, Water and Sewer Systems Revenue	5.50	6/15/10	12,890,000 a	13,893,873
New York City Municipal Water Finance Authority, Water and Sewer Systems Revenue (Insured; MBIA)	5.75	6/15/07	13,000,000 a	13,357,890
New York City Municipal Water Finance Authority, Water and Sewer Systems Revenue (Insured; MBIA)	5.63	6/15/19	9,340,000	9,448,624
New York City Transitional Finance Authority, Future Tax Secured Revenue	5.75	8/15/09	5,000,000 a	5,357,600

New York City Transitional Finance Authority, Future Tax Secured Revenue	6.00	8/15/09	1,000,000 a	1,078,480
New York City Transitional Finance Authority, Future Tax Secured Revenue	5.00	11/1/23	10,000,000	10,653,800
New York City Transitional Finance Authority, Future Tax Secured Revenue	0/14.00	11/1/29	9,000,000 b	7,390,620
New York City Transitional Finance Authority, Future Tax Secured Revenue (Insured; FGIC)	6.00	8/15/09	5,000,000 a	5,392,400
New York Counties Tobacco Trust IV, Tobacco Settlement Pass-Through Bonds	6.50	6/1/10	675,000 a	750,411
New York Counties Tobacco Trust IV, Tobacco Settlement Pass-Through Bonds	6.50	6/1/35	325,000	346,216
New York State Dormitory Authority, LR (State University Educational Facilities) (Insured; FGIC)	5.50	7/1/11	10,000,000 a	10,851,600
New York State Dormitory Authority, Revenue	7.35	5/15/11	9,950,000 c,d	11,793,337
New York State Dormitory Authority, Revenue (City University Systems) (Insured; FGIC)	5.63	7/1/16	9,120,000	10,226,256
New York State Dormitory Authority, Revenue (City University Systems) (Insured; FSA)	5.50	7/1/09	10,000,000 a	10,626,500
New York State Dormitory Authority, Revenue (Columbia University)	5.00	7/1/19	16,530,000	18,002,492
New York State Dormitory Authority, Revenue (Columbia University)	5.00	7/1/20	7,920,000	8,595,180
New York State Dormitory Authority, Revenue (Columbia University)	5.00	7/1/23	10,255,000	11,042,481
New York State Dormitory Authority, Revenue (Columbia University)	5.00	7/1/31	10,000,000	10,634,300
New York State Dormitory Authority, Revenue (Memorial Sloan-Kettering Cancer Center)	5.00	7/1/35	10,000,000	10,470,100
New York State Dormitory Authority, Revenue (Memorial Sloan-Kettering Cancer Center) (Insured; MBIA)	5.75	7/1/20	3,000,000	3,523,710
New York State Dormitory				

Authority, Revenue (Menorah Campus) (Insured; FHA)	6.10	2/1/37	8,300,000	8,540,700
New York State Dormitory Authority, Revenue (Mental Health Services Facilities Improvement) (Insured; FGIC)	5.00	8/15/19	11,130,000	11,896,078
New York State Dormitory Authority, Revenue (Mental Health Services Facilities Improvement) (Insured; FGIC)	5.00	2/15/21	10,150,000	10,785,796
New York State Dormitory Authority, Revenue (Miriam Osborne Memorial Home) (Insured; ACA)	6.88	7/1/25	6,105,000	6,791,690
New York State Dormitory Authority, Revenue (Mount Sinai NYU Health Obligated Group)	6.50	7/1/25	1,000,000	1,079,340
New York State Dormitory Authority, Revenue (Mount Sinai NYU Health Obligated Group)	5.50	7/1/26	3,000,000	3,044,910
New York State Dormitory Authority, Revenue (Mount Sinai NYU Health Obligated Group)	5.50	7/1/26	3,000,000	3,044,910
New York State Dormitory Authority, Revenue (New York State Department of Health)	5.00	7/1/10	7,465,000	7,812,570
New York State Dormitory Authority, Revenue (New York University) (Insured; MBIA)	5.75	7/1/27	33,625,000	40,210,120
New York State Dormitory Authority, Revenue (North Shore University Hospital at Forest Hills) (Insured; MBIA)	5.50	11/1/13	2,625,000	2,913,304
New York State Dormitory Authority, Revenue (Rockefeller University)	5.00	7/1/32	21,505,000	22,380,038
New York State Dormitory Authority, Revenue (School District Financing Program) (Insured; MBIA)	5.38	10/1/22	31,000,000	33,681,190
New York State Dormitory Authority, Revenue (State University Educational Facilities)	5.88	5/15/11	100,000	109,263
New York State Dormitory Authority, Revenue (State University Educational Facilities)	7.50	5/15/11	1,180,000	1,316,125
New York State Dormitory				

Authority, Revenue (State University Educational Facilities)	7.50	5/15/11	1,730,000	1,925,628
New York State Dormitory Authority, Revenue (State University Educational Facilities) (Insured; FGIC)	5.50	5/15/13	10,035,000	11,085,865
New York State Dormitory Authority, Revenue (State University Educational Facilities) (Insured; FSA)	5.75	5/15/10	2,000,000 [a]	2,170,400
New York State Dormitory Authority, Revenue (State University Educational Facilities) (Insured; FSA)	5.75	5/15/16	4,000,000	4,627,920
New York State Dormitory Authority, Revenue (State University Educational Facilities) (Insured; MBIA)	5.50	5/15/13	100,000	110,785
New York State Dormitory Authority, Revenue (State University Educational Facilities) (Insured; MBIA)	6.78	5/15/13	6,450,000 [c,d]	7,841,265
New York State Dormitory Authority, Revenue (State University Educational Facilities) (Insured; MBIA)	5.25	5/15/15	5,000,000	5,511,400
New York State Dormitory Authority, Revenue (Winthrop University Hospital Association)	5.50	7/1/32	1,000,000	1,047,710
New York State Dormitory Authority, State Personal Income Tax Revenue (Education)	5.00	3/15/13	8,150,000 [a]	8,806,972
New York State Dormitory Authority, State Personal Income Tax Revenue (Education)	5.05	3/15/13	500,000 [a]	541,745
New York State Dormitory Authority, State Personal Income Tax Revenue (Education)	5.38	3/15/13	7,370,000 [a]	8,123,804
New York State Dormitory Authority, Third General Resolution Revenue (State University Educational Facilities Issue) (Insured; MBIA)	5.25	11/15/12	10,000,000	10,891,200
New York State Energy Research and Development Authority, PCR (Central Hudson Gas and Electric Corp. Project) (Insured; AMBAC)	5.45	8/1/27	9,000,000	9,491,310
New York State Environmental				

Facilities Corp., State Water and Drinking Revolving Funds (New York City Municipal Water Finance Authority Project)	5.25	6/15/20	13,745,000	14,841,576
New York State Housing Finance Agency, Health Facilities Revenue	6.00	5/1/08	10,000,000	10,167,600
New York State Medical Care Facilities Finance Agency, Hospital and Nursing Home Insured Mortgage Revenue (Insured; FHA)	6.13	2/15/07	1,630,000 [a]	1,645,746
New York State Mortgage Agency, Homeowner Mortgage Revenue	5.40	10/1/10	160,000	164,675
New York State Mortgage Agency, Homeowner Mortgage Revenue	6.53	10/1/10	1,380,000 [c,d]	1,460,647
New York State Mortgage Agency, Homeowner Mortgage Revenue	5.55	10/1/12	190,000	195,567
New York State Mortgage Agency, Homeowner Mortgage Revenue	6.83	10/1/12	2,405,000 [c,d]	2,545,933
New York State Mortgage Agency, Homeowner Mortgage Revenue	5.80	10/1/28	8,560,000	8,736,678
New York State Mortgage Agency, Homeowner Mortgage Revenue	5.85	10/1/28	4,935,000	5,076,141
New York State Mortgage Agency, Homeowner Mortgage Revenue	5.40	4/1/29	9,390,000	9,553,104
New York State Municipal Bond Bank Agency, Special School Purpose Revenue	5.50	6/1/12	3,500,000	3,817,345
New York State Power Authority, Revenue (Insured; MBIA)	5.00	11/15/15	4,475,000	4,787,265
New York State Power Authority, Revenue and General Purpose	5.00	11/15/19	18,210,000	19,360,326
New York State Power Authority, Revenue and General Purpose	5.00	11/15/21	10,500,000	11,037,180
New York State Power Authority, Revenue and General Purpose (Insured; FGIC)	5.00	11/15/20	2,500,000	2,683,825
New York State Thruway Authority, General Revenue (Insured; AMBAC)	5.00	1/1/26	10,000,000	10,567,900
New York State Thruway Authority, Second General Highway and Bridge Trust Fund Revenue (Insured; AMBAC)	5.00	4/1/19	11,000,000	11,880,000
New York State Thruway Authority, Service Contract Revenue (Local Highway and Bridge)	5.25	4/1/07	1,450,000 [a]	1,493,370
New York State Thruway Authority, Service Contract Revenue (Local Highway and Bridge)	6.00	4/1/07	2,800,000 [a]	2,895,760
New York State Thruway Authority,				

Service Contract Revenue (Local Highway and Bridge)	6.00	4/1/07	3,800,000 [a]	3,929,960
New York State Thruway Authority, Service Contract Revenue (Local Highway and Bridge)	5.25	4/1/10	7,950,000	8,177,609
New York State Thruway Authority, Service Contract Revenue (Local Highway and Bridge)	6.00	4/1/11	2,200,000	2,272,446
New York State Thruway Authority, Service Contract Revenue (Local Highway and Bridge)	6.00	4/1/12	2,395,000	2,473,867
New York State Thruway Authority, State Personal Income Tax Revenue (Transportation) (Insured; FSA)	5.00	3/15/20	27,965,000	29,897,382
New York State Urban Development Corp., Corporate Purpose Senior Lien	5.50	7/1/16	10,000,000	10,214,200
New York State Urban Development Corp., State Facilities (Insured; MBIA)	5.70	4/1/20	20,000,000	22,904,000
New York State Urban Development Corp., State Personal Income Tax Revenue (Economic Development and Housing) (Insured; AMBAC)	5.00	12/15/22	8,520,000	9,103,450
New York State Urban Development Corp., State Personal Income Tax Revenue (Economic Development and Housing) (Insured; AMBAC)	5.00	12/15/23	8,175,000	8,715,368
Niagara County Industrial Development Agency, Solid Waste Disposal Facility Revenue (American Ref-Fuel Company of Niagara, LP Facility)	5.55	11/15/15	2,500,000	2,608,950
Niagara Falls City School District, COP (High School Facility) (Insured; FSA)	5.00	6/15/21	3,595,000	3,811,095
Niagara Falls City School District, COP (High School Facility) (Insured; FSA)	5.00	6/15/22	3,770,000	3,988,095
Niagara Falls City School District, COP (High School Facility) (Insured; FSA)	5.00	6/15/25	3,365,000	3,541,965
Niagara Falls City School District, COP (High School Facility) (Insured; FSA)	5.00	6/15/28	4,155,000	4,348,706
Niagara Falls Public Water Authority, Water and Sewer System Revenue (Insured; XLCA)	5.00	7/15/28	1,000,000	1,047,000

Onondaga County Industrial Development Agency, IDR (Weyerhaeuser Project)	9.00	10/1/07	1,200,000	1,269,108
Orange County Industrial Development Agency, Life Care Community Revenue (Glen Arden Inc. Project)	5.70	1/1/28	4,600,000	4,682,938
Port Authority of New York and New Jersey (Consolidated Bonds, 93rd Series)	6.13	6/1/94	15,000,000	18,070,050
Port Authority of New York and New Jersey (Consolidated Bonds, 121st Series) (Insured; MBIA)	5.38	10/15/35	14,950,000	15,372,338
Port Authority of New York and New Jersey (Consolidated Bonds, 132nd Series)	5.00	9/1/33	11,300,000	11,798,443
Port Authority of New York and New Jersey (Consolidated Bonds, 142th Series)	5.00	7/15/25	13,600,000	14,354,256
Port Authority of New York and New Jersey, Special Project Bonds (JFK International Air Terminal LLC Project) (Insured; MBIA)	6.25	12/1/13	6,000,000	6,824,520
Port Authority of New York and New Jersey, Special Project Bonds (JFK International Air Terminal LLC Project) (Insured; MBIA)	6.25	12/1/14	10,000,000	11,519,300
Sales Tax Asset Receivable Corp., Sales Tax Asset Revenue (Insured; AMBAC)	5.00	10/15/29	26,495,000	27,893,141
Sales Tax Asset Receivable Corp., Sales Tax Asset Revenue (Insured; MBIA)	5.25	10/15/18	30,000,000	32,838,600
Suffolk County Industrial Development Agency, Solid Waste Disposal Facilities Revenue (Ogden Martin Systems) (Insured; AMBAC)	5.75	10/1/06	25,000	25,043
Suffolk County Industrial Development Agency, Solid Waste Disposal Facilities Revenue (Ogden Martin Systems) (Insured; AMBAC)	7.97	10/1/06	4,925,000 [c,d]	4,942,041
Tobacco Settlement Financing Corp. of New York, Asset-Backed Revenue Bonds (State Contingency Contract Secured)	5.50	6/1/20	10,000,000	10,845,200
Tompkins County Industrial Development Agency, Civic Facility Revenue (Ithacare				

Center Project) (Insured; FHA)	6.20	2/1/37	6,000,000	6,175,920
Triborough Bridge and Tunnel Authority, General Purpose Revenue	5.50	1/1/12	18,635,000 a	20,352,402
Triborough Bridge and Tunnel Authority, General Purpose Revenue	5.38	1/1/16	7,500,000 a	8,398,575
Triborough Bridge and Tunnel Authority, General Purpose Revenue	5.25	11/15/19	11,065,000	11,966,134
Triborough Bridge and Tunnel Authority, General Purpose Revenue	5.50	1/1/22	10,540,000 a	12,248,745
Triborough Bridge and Tunnel Authority, General Purpose Revenue	5.13	11/15/29	10,000,000	10,572,800
TSASC Inc. of New York, Tobacco Settlement Asset-Backed Bonds	5.75	7/15/12	19,910,000 a	22,082,181
TSASC Inc. of New York, Tobacco Settlement Asset-Backed Bonds	5.13	6/1/42	16,230,000	16,346,369
Watervliet Housing Authority, Residential Housing Revenue (Beltrone Living Center Project)	6.00	6/1/28	1,800,000	1,733,220
Watervliet Housing Authority, Residential Housing Revenue (Beltrone Living Center Project)	6.13	6/1/38	1,000,000	960,760
U.S. Related--2.3%				
Puerto Rico Commonwealth, Public Improvement	6.00	7/1/07	5,000,000 a	5,177,500
Puerto Rico Commonwealth, Public Improvement (Insured; FSA)	5.50	7/1/10	500,000	534,725
Puerto Rico Commonwealth, Public Improvement (Insured; FSA)	6.80	7/1/10	4,800,000 c,d	5,466,672
Puerto Rico Commonwealth, Public Improvement (Insured; MBIA)	6.00	7/1/15	3,000,000	3,499,710
Puerto Rico Electric Power Authority, Power Revenue (Insured; MBIA)	5.00	7/1/22	4,750,000	5,083,878
Puerto Rico Highway and Transportation Authority, Transportation Revenue (Insured; MBIA)	6.43	7/1/38	1,000,000 c,d	1,055,660
Puerto Rico Infrastructure Financing Authority, Special Tax Revenue	5.50	10/1/40	5,000,000	5,356,500

	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Virgin Islands Public Finance Authority, Revenue, Virgin Islands Gross Receipts Taxes Loan Note	6.38	10/1/19	1,000,000	1,097,520
Total Long-Term Municipal Investments (cost $1,162,999,656)				**1,215,870,566**

Short-Term Municipal Investments--1.2%	**Coupon Rate (%)**	**Maturity Date**	**Principal Amount ($)**	**Value ($)**
New York;				
New York City, GO (LOC; The Bank of New York)	3.50	9/1/06	1,000,000 e	1,000,000
New York City, GO (LOC; Westdeutsche Landesbank)	3.50	9/1/06	1,000,000 e	1,000,000
New York City Municipal Water Finance Authority, Water and Sewer System Revenue (Insured; FGIC)	3.50	9/1/06	3,000,000 e	3,000,000
New York City Municipal Water Finance Authority, Water and Sewer System Second General Resolution Revenue (Liquidity Facility: California State Teachers Retirement and State Street Bank and Trust Co.)	3.55	9/1/06	2,000,000 e	2,000,000
New York City Transitional Finance Authority, Revenue (NYC Recovery) (Liquidity Facility; Landesbank Baden-Wurttemberg)	3.51	9/1/06	8,400,000 e	8,400,000
Total Short-Term Municipal Investments (cost $15,400,000)				**15,400,000**
Total Investments (cost $1,178,399,656)			99.2%	1,231,270,566
Cash and Receivables (Net)			.8%	9,648,965
Net Assets			100.0%	1,240,919,531

a   These securities are prerefunded; the date shown represents the prerefunded date. Bonds which are prerefunded are collateralized by U.S. Government securities which are held in escrow and are used to pay principal and interest on the municipal issue and to retire the bonds in full at the earliest refunding date.

b   Zero coupon until a specified date at which time the stated coupon rate becomes effective until maturity.

c   Inverse floater security--the interest rate is subject to change periodically.

d   Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At August 31, 2006, these securities amounted to $35,105,555 or 2.8% of net assets.

e   Securities payable on demand. Variable interest rate--subject to periodic change.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

Summary of Abbreviations

ACA	American Capital Access	**AGC**	ACE Guaranty Corporation
AGIC	Asset Guaranty Insurance Company	**AMBAC**	American Municipal Bond Assurance Corporation
ARRN	Adjustable Rate Receipt Notes	**BAN**	Bond Anticipation Notes
BIGI	Bond Investors Guaranty Insurance	**BPA**	Bond Purchase Agreement
CGIC	Capital Guaranty Insurance Company	**CIC**	Continental Insurance Company
CIFG	CDC Ixis Financial Guaranty	**CMAC**	Capital Market Assurance Corporation
COP	Certificate of Participation	**CP**	Commercial Paper
EDR	Economic Development Revenue	**EIR**	Environmental Improvement Revenue
FGIC	Financial Guaranty Insurance Company	**FHA**	Federal Housing Administration
FHLB	Federal Home Loan Bank	**FHLMC**	Federal Home Loan Mortgage Corporation
FNMA	Federal National Mortgage Association	**FSA**	Financial Security Assurance
GAN	Grant Anticipation Notes	**GIC**	Guaranteed Investment Contract
GNMA	Government National Mortgage Association	**GO**	General Obligation
HR	Hospital Revenue	**IDB**	Industrial Development Board
IDC	Industrial Development Corporation	**IDR**	Industrial Development Revenue
LOC	Letter of Credit	**LOR**	Limited Obligation Revenue
LR	Lease Revenue	**MBIA**	Municipal Bond Investors Assurance Insurance Corporation
MFHR	Multi-Family Housing Revenue	**MFMR**	Multi-Family Mortgage Revenue
PCR	Pollution Control Revenue	**PILOT**	Payment-In-Lieu-Of Taxes
RAC	Revenue Anticipation Certificates	**RAN**	Revenue Anticipation Notes
RAW	Revenue Anticipation Warrants	**RRR**	Resources Recovery Revenue
SAAN	State Aid Anticipation Notes	**SBPA**	Standby Bond Purchase Agreement
SFHR	Single Family Housing Revenue	**SFMR**	Single Family Mortgage Revenue
SONYMA	State of New York Mortgage Agency	**SWDR**	Solid Waste Disposal Revenue
TAN	Tax Anticipation Notes	**TAW**	Tax Anticipation Warrants
TRAN	Tax and Revenue Anticipation Notes	**XLCA**	XL Capital Assurance